Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three Months Ended March 31, 2021

HAMILTON, Bermuda, May 5, 2021 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the three months ended March 31, 2021.

Highlights and Recent Activity

  Reported a net loss of $8.5 million for the three months ended March 31, 2021, or $0.26 loss per basic and diluted share, which includes unrealized gains on derivatives; losses adjusted for these gains (see Adjusted (loss) / earnings in the Non-GAAP Measures section) are $8.6 million, or $0.26 Adjusted loss per basic and diluted share. This compares to net income and adjusted earnings of $6.5 million, or $0.20 earnings per basic and diluted share for the three months ended March 31, 2020.
  Reported EBITDA (see Non-GAAP Measures section) of $4.5 million for the three months ended March 31, 2021, as compared to $21.0 million for the three months ended March 31, 2020.
  Eco-design MR tankers earned $11,540 per day overall for the three months ended March 31, 2021, while chemical tankers earned $11,944 per day for the period.
  As part of its Energy Transition Plan, on March 15, 2021, Ardmore announced that it signed a letter of intent for: the establishment of e1 Marine, a joint venture to apply the technology of Element 1 Corp., a leading developer of advanced hydrogen generation systems used to power fuel cells, to the marine industry; an investment in Ardmore preferred stock by Maritime Partners of up to $40 million; and a strategic investment of 10% in Element 1 Corp. The transactions are expected to close in the second quarter of 2021.
  On March 1, 2021, Ardmore announced a new partnership with shipping company Carl Büttner GmbH & Co. KG by taking on the commercial management of four of Carl Büttner's chemical tankers which doubles the number of similar sized chemical tankers under Ardmore's management.
  On January 14, 2021, Ardmore completed the previously announced sale of the Ardmore Seamariner, a 2006-built 45,726 Dwt Eco-mod MR tanker, which was sold for $10.0 million.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"The product tanker market in the opening months of 2021 has moved up from trough levels seen late in the fourth quarter; the rate improvements are modest and only the first step toward a full recovery, but the increased market activity is significant and reflects a return of consumer spending and continued global economic growth. Oil demand remains below pre-pandemic levels, largely due to reduced air travel, and given that the timing of a full oil demand recovery is uncertain, we remain focused on risk management and financial strength.

Looking beyond the pandemic, we believe the prospects for the product and chemical tanker markets are very positive. While oil demand growth eventually will slow in the coming years, the transition away from fossil fuels will take time and, meanwhile, product tanker tonne-mile demand growth will be supported by new routes and more complex trading patterns.

The current product and chemical tanker supply outlook is bullish, with the orderbook near historical lows and the recent ordering boom by other sectors such as containers, gas and dry bulk taking up available newbuilding berths and driving up pricing. This means that tanker orders will likely be increasingly more expensive and delivering further into the future, thus further curtailing supply growth.

Even while looking forward to a full recovery from the pandemic, as an industry we continue to grapple with the operational and human impact of COVID-19, illustrated most recently and distressingly by the spike in cases in India. Our thoughts are with our Indian colleagues and their families, and our efforts both collectively as an industry and at the individual company level are focused on what we can do to offer assistance and support."

Summary of Recent and First Quarter 2021 Events

Fleet

Fleet Operations and Employment

As at March 31, 2021, the Company had 26 vessels in operation, including 20 MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and five Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the first quarter of 2021, the Company had 20 MR tankers trading in the spot market or on short-term time charters. The MR tankers earned an average TCE rate of $10,842 per day in the first quarter of 2021. In the first quarter of 2021, the Company's 15 Eco-Design MR tankers earned an average TCE rate of $11,540 and the Company's five Eco-Mod MR tankers earned an average TCE rate of $10,096 per day.

In the second quarter of 2021, the Company expects to have 27% of its revenue days for its MR Eco-Design tankers on time charter. The remaining 73% of days for its MR Eco-Design and all of its MR Eco-Mod tankers are expected to be employed in the spot market. As of May 5, 2021, the Company had fixed approximately 50% of its total MR revenue days for the second quarter of 2021 at an average TCE rate of approximately $11,000 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the first quarter of 2021, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the first quarter of 2021, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $11,944 per day.

In the second quarter of 2021, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of May 5, 2021, the Company had fixed approximately 80% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the second quarter of 2021 at an average TCE rate of approximately $11,250 per day.

Drydocking

The Company had 40 drydock days, including repositioning days, in the first quarter of 2021. The Company expects to have 42 drydock days in the second quarter of 2021.

Capital Allocation Policy

Consistent with the Company's capital allocation policy, the Company is not declaring a dividend for the first quarter of 2021.

Establishment of e1 Marine Joint Venture, Issuance of Preferred Shares and Strategic Investment in Element 1

As part of the its Energy Transition Plan, on March 15, 2021, Ardmore announced that it signed a non-binding letter of intent for (a) the establishment of "e1 Marine," a joint venture to apply the technology of Element 1 Corp., a leading developer of advanced hydrogen generation systems used to power fuel cells, to the marine industry, with Ardmore, Element 1 and Maritime Partners each owning 33.3% of the joint venture, (b) an investment in Ardmore preferred stock by Maritime Partners of up to $40 million and (c) a strategic investment of 10% in Element 1 Corp. The transactions are expected to close simultaneously in the second quarter of 2021 and are subject to negotiation and execution of definitive agreements and the satisfaction of related closing conditions.

Commercial Management Agreement

On March 1, 2021, the Company announced a new partnership with shipping company Carl Büttner GmbH & Co. KG by taking on the commercial management of four of Carl Büttner's chemical tankers, which doubles the number of similar sized chemical tankers under Ardmore's management, leveraging the Company's global platform and experience in the chemical and vegetable oil trades.

Vessel Sale

In December 2020, the Company agreed to terms for the sale of the Ardmore Seamariner and repaid all amounts outstanding under the related term loan on January 7, 2021. The price for the subsequent sale of the vessel by Ardmore was $10.0 million, which was paid upon delivery of the vessel to the buyer on January 14, 2021.

Progress Report

The Company published its first annual Progress Report on February 15, 2021, presenting what has been accomplished over the past year on matters relating to environment, social progress and governance. The report also discusses the philosophy and rationale behind Ardmore's efforts in these areas, and importantly, lays out Ardmore's approach to support the global energy transition and the decarbonization of the shipping industry.

COVID-19

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where Ardmore conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic has resulted and may continue to result in a significant decline in global demand for refined oil products. As Ardmore's business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo Ardmore transports could adversely affect demand for its vessels and services. The extent to which the pandemic may impact Ardmore's results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the severity of the virus and of its variants and the level of the effectiveness and delivery of vaccines and other actions to contain or treat its impact. Accordingly, an estimate of the impact on the Company cannot be made at this time.

Results for Three Months Ended March 31, 2021 and 2020

The Company reported a net loss of $8.5 million for the three months ended March 31, 2021, or $0.26 loss per basic and diluted share, as compared to net income of $6.5 million, or $0.20 earnings per basic and diluted share, for the three months ended March 31, 2020. The Company reported EBITDA (see Non-GAAP Measures section) of $4.5 million for the three months ended March 31, 2021 as compared to $21.0 million for the three months ended March 31, 2020.

The Company reported an Adjusted loss (see Non–GAAP Measures section) of $8.6 million for the three months ended March 31, 2021, or a $0.26 Adjusted loss per basic and diluted share, as compared to Adjusted earnings of $6.5 million, or $0.20 Adjusted earnings per basic and diluted share, for the three months ended March 31, 2020.

Management's Discussion and Analysis of Financial Results for the Three Months Ended March 31, 2021 and 2020

Revenue. Revenue for the three months ended March 31, 2021 was $45.6 million, a decrease of $19.6 million from $65.2 million for the three months ended March 31, 2020.

The Company's average number of operating vessels increased to 25.2 for the three months ended March 31, 2021, from 25.0 for the three months ended March 31, 2020.

The Company had four product tankers employed under time charters as at March 31, 2021 compared with none as at March 31, 2020. Revenue days derived from time charters were 169 for the three months ended March 31, 2021, as compared to none for the three months ended March 31, 2020. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $2.2 million.

The Company had 2,096 spot revenue days for the three months ended March 31, 2021, as compared to 2,180 for the three months ended March 31, 2020. The Company had 22 and 25 vessels employed directly in the spot market as at March 31, 2021 and 2020, respectively. The decrease in spot revenue days resulted in a decrease in revenue of $2.5 million, while changes in spot rates resulted in a decrease in revenue of $19.4 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020.

Voyage Expenses. Voyage expenses were $20.4 million for the three months ended March 31, 2021, a decrease of $3.3 million from $23.7 million for the three months ended March 31, 2020. Voyage expenses decreased primarily due to the decrease in bunker prices and spot days for the three months ended March 31, 2021, as compared to the three months ended March 31, 2020.

TCE Rate. The average TCE rate for the Company's fleet was $11,349 per day for the three months ended March 31, 2021, a decrease of $8,041 per day from $19,390 per day for the three months ended March 31, 2020. The decrease in average TCE rate was the result of lower spot rates for the three months ended March 31, 2021, as compared to the three months ended March 31, 2020. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days.

Vessel Operating Expenses. Vessel operating expenses were $14.5 million for the three months ended March 31, 2021, a decrease of $1.2 million from $15.7 million for the three months ended March 31, 2020. This decrease is due to the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,340 per vessel for the three months ended March 31, 2021, as compared to $6,484 per vessel for the three months ended March 31, 2020.

Charter Hire Costs. Charter hire costs were $1.2 million for the three months ended March 31, 2021. There were no charter hire costs incurred in the three months ended March 31, 2020. Ardmore chartered-in one vessel in September 2020.

Depreciation. Depreciation expense for the three months ended March 31, 2021 was $7.8 million, consistent with $7.9 million for the three months ended March 31, 2020.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended March 31, 2021 was $1.5 million, an increase of $0.2 million from $1.3 million for the three months ended March 31, 2020. The increase is primarily due to an increased number of drydockings as the Company's fleet ages. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended March 31, 2021 were $4.2 million, consistent with $4.0 million for the three months ended March 31, 2020.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore's chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2021 were $0.8 million, consistent with $0.9 million for the three months ended March 31, 2020.

Unrealized Gains on Derivatives. Unrealized gains on derivatives for the three months ended March 31, 2021 was $0.1 million compared to no unrealized gains for the three months ended March 31, 2020. The gain for the three months ended March 31, 2021 relates to derivatives entered into in May 2020 that are not designated as hedging instruments.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended March 31, 2021 were $3.8 million, a decrease of $1.6 million from $5.4 million for the three months ended March 31, 2020. Cash interest expense decreased by $1.7 million to $3.3 million for the three months ended March 31, 2021, from $5.0 million for the three months ended March 31, 2020, primarily due to a decreased average LIBOR during the three months ended March 31, 2021, as compared to the three months ended March 31, 2020, as well as the Company entering into three-year floating-to-fixed interest rate swap agreements during the second quarter of 2020 with an average fixed interest rate of 0.32%. Amortization of deferred finance fees for the three months ended March 31, 2021 was $0.4 million, consistent with $0.4 million for the three months ended December 31, 2020.

Liquidity

As at March 31, 2021, the Company had $50.2 million (December 31, 2020: $58.4 million) available in cash and cash equivalents. During the first quarter of 2021, the Company decreased the outstanding amounts under its revolving credit facilities through a $2.3 million repayment. The following debt and lease liabilities (net of deferred finance fees) were outstanding as at the dates indicated:

	As at
	March 31, 2021	December 31, 2020
Cash	$50,196,352	$58,365,330

Finance leases (net of sellers' credit)	190,290,806	194,824,384
Senior Debt	148,156,012	157,710,865
Revolving Credit Facilities	51,316,350	53,631,491
Total debt	389,763,168	406,166,740

Total net debt	$339,566,816	$347,801,410

Conference Call

The Company plans to have a conference call on May 5, 2021 at 10:30 a.m. Eastern Time to discuss its results for the quarter ended March 31, 2021. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through May 12, 2021 at 877-344-7529 or 412-317-0088. Enter the passcode 10155309 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

In February 2021, Ardmore announced its Energy Transition Plan ("ETP") focused on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's existing strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the Energy Transition Plan.

Ardmore Shipping Corporation Unaudited Interim Condensed Consolidated Balance Sheets (Expressed in U.S. Dollars, except for shares)

	As at
	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	50,196,352	58,365,330
Receivables, net of allowance for bad debts of $0.6 million (2020: $0.5 million)	19,491,198	17,808,496
Prepaid expenses and other assets	3,763,000	3,683,910
Advances and deposits	3,350,581	2,516,646
Inventories	9,055,373	10,274,062
Vessel held for sale	—	9,895,000
Total current assets	85,856,504	102,543,444

Non-current assets
Vessels and vessel equipment, net	624,272,826	631,458,305
Deferred drydock expenditures, net	9,057,693	10,216,090
Advances for Ballast water treatment systems	2,591,300	2,568,874
Other non-current assets, net	629,148	678,632
Amount receivable in respect of finance leases	2,880,000	2,880,000
Non-current portion of derivative assets	219,336	—
Operating lease, right-of-use asset	1,596,063	1,662,510
Total non-current assets	641,246,366	649,464,411

TOTAL ASSETS	727,102,870	752,007,855

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	8,344,968	9,125,321
Accrued expenses and other liabilities	11,021,020	11,233,767
Accrued interest on debt and finance leases	771,246	769,304
Current portion of long-term debt	17,880,056	22,456,396
Current portion of finance lease obligations	18,651,825	18,454,222
Current portion of derivative liabilities	350,231	397,418
Current portion of operating lease obligations	462,969	463,559
Total current liabilities	57,482,315	62,899,987

Non-current liabilities
Non-current portion of long-term debt	181,242,075	188,054,568
Non-current portion of finance lease obligations	174,518,981	179,250,162
Non-current portion of derivative liabilities	—	433,974
Non-current portion of operating lease obligations	914,065	1,034,218
Total non-current liabilities	356,675,121	368,772,922

Stockholders' equity
Common stock	353,554	352,067
Additional paid in capital	418,698,007	418,180,983
Accumulated other comprehensive loss	(140,695)	(729,135)
Treasury stock	(15,635,765)	(15,635,765)
Accumulated deficit	(90,329,667)	(81,833,204)
Total stockholders' equity	312,945,434	320,334,946

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	727,102,870	752,007,855

Ardmore Shipping Corporation Unaudited Interim Condensed Consolidated Statements of Operations (Expressed in U.S. Dollars, except for shares)

	Three months ended
	March 31, 2021	March 31, 2020
Revenue, net	45,551,320	65,193,515

Voyage expenses	(20,392,051)	(23,662,392)
Vessel operating expenses	(14,503,210)	(15,686,154)
Charter hire costs	(1,204,256)	—
Depreciation	(7,808,947)	(7,854,959)
Amortization of deferred drydock expenditures	(1,482,522)	(1,285,342)
General and administrative expenses
Corporate	(4,176,900)	(3,985,678)
Commercial and chartering	(759,795)	(867,387)
Unrealized gains on derivatives	101,572	—
Interest expense and finance costs	(3,776,427)	(5,446,621)
Interest income	12,594	144,202

(Loss) / Income before taxes	(8,438,622)	6,549,184

Income tax	(57,841)	(30,503)

Net (Loss) / Income	(8,496,463)	6,518,681

(Loss) / earnings per share, basic	(0.26)	0.20
(Loss) / earnings per share, diluted	(0.26)	0.20

Adjusted (loss) / earnings (1)	(8,581,375)	6,518,681
Adjusted (loss) / earnings per share, basic	(0.26)	0.20
Adjusted (loss) / earnings per share, diluted	(0.26)	0.20

Weighted average number of shares outstanding, basic	33,286,809	33,196,917
Weighted average number of shares outstanding, diluted	33,286,809	33,317,114

(1)

Adjusted (loss) / earnings is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section. Adjusted (loss) / earnings has been calculated as Earnings per share reported under US GAAP as adjusted for unrealized and realized gains and losses (see Non-GAAP Measures Section).

Ardmore Shipping Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flows (Expressed in U.S. Dollars)

	Three months ended
	March 31, 2021	March 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) / income	(8,496,463)	6,518,681
Adjustments to reconcile net (loss) / income to net cash (used in) / provided by operating activities:
Depreciation	7,808,947	7,854,959
Amortization of deferred drydock expenditures	1,482,522	1,285,342
Share-based compensation	518,511	753,994
Amortization of deferred finance fees	432,178	435,046
Unrealized gains on derivatives	(101,572)	—
Foreign exchange	(54,295)	(55,485)
Deferred drydock expenditures	(2,670,330)	(2,171,613)
Changes in operating assets and liabilities:
Receivables	(1,682,702)	2,377,376
Prepaid expenses and other assets	(79,091)	(128,860)
Advances and deposits	(833,935)	30,604
Inventories	1,218,689	(538,054)
Accounts payable	1,212,953	561,129
Accrued expenses and other liabilities	158,113	(4,907,658)
Accrued interest on debt and finance leases	(25,518)	(104,234)
Net cash (used in) / provided by operating activities	(1,111,993)	11,911,227

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	9,895,000	—
Payments for acquisition of vessels and vessel equipment	(559,067)	(669,324)
Advances for Ballast water treatment systems	(22,426)	63,801
Payments for other non-current assets	(15,903)	(9,368)
Net cash provided by / (used in) investing activities	9,297,604	(614,891)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	83,957	10,948,727
Repayments of long-term debt	(11,744,407)	(3,229,177)
Repayments of finance leases	(4,694,139)	(4,611,023)
Payment of dividend	—	(1,659,308)
Net cash (used in) / provided by financing activities	(16,354,589)	1,449,219

Net (decrease) / increase in cash and cash equivalents	(8,168,978)	12,745,555

Cash and cash equivalents at the beginning of the year	58,365,330	51,723,107

Cash and cash equivalents at the end of the period	50,196,352	64,468,662

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended
	March 31, 2021	March 31, 2020
EBITDA (1)	4,515,108	20,991,904

AVERAGE DAILY DATA

MR Tankers Eco-Design Spot TCE per day (2)	11,145	19,564

Fleet TCE per day (2)	11,349	19,390

Fleet operating expenses per day (3)	5,863	6,026
Technical management fees per day (4)	477	458
	6,340	6,484

MR Tankers Eco-Design
TCE per day (2)	11,540	19,564
Vessel operating expenses per day (5)	6,263	6,361

MR Tankers Eco-Mod
TCE per day (2)	10,096	18,341
Vessel operating expenses per day (5)	6,632	6,559

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	11,944	19,707
Vessel operating expenses per day (5)	6,331	6,743

FLEET
Average number of owned operating vessels	25.2	25.0

(1)	EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable U.S. GAAP measure under the "Non-GAAP Measures" section.
(2)

Time Charter Equivalent ("TCE") rate, a non-GAAP measure, represents net revenues (revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company's possession less off-hire days generally associated with drydocking or repairs, and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

(3)

Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to upgradings and enhancements or other non-routine expenditures which were expensed during the period.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation Fleet Details at March 31, 2021 (Expressed in Millions of U.S. Dollars, other than per share amount)

						Estimated Resale	Estimated
						Newbuilding	Depreciated
					Eco	Price (1)	Replacement
Vessel	IMO	Built	Country	DWT	Specification	March 31, 2021	Value (2)
Seavaliant	IMO2/3	Feb–13	S. Korea	49,998	Eco-Design	$36.00	$25.39
Seaventure	IMO2/3	Jun–13	S. Korea	49,998	Eco-Design	$36.00	$25.75
Seavantage	IMO2/3	Jan–14	S. Korea	49,997	Eco-Design	$36.00	$26.55
Seavanguard	IMO2/3	Feb–14	S. Korea	49,998	Eco-Design	$36.00	$26.65
Sealion	IMO2/3	May–15	S. Korea	49,999	Eco-Design	$36.00	$28.33
Seafox	IMO2/3	Jun–15	S. Korea	49,999	Eco-Design	$36.00	$28.44
Seawolf	IMO2/3	Aug–15	S. Korea	49,999	Eco-Design	$36.00	$28.61
Seahawk	IMO2/3	Nov–15	S. Korea	49,999	Eco-Design	$36.00	$28.90
Endeavour	IMO2/3	Jul–13	S. Korea	49,997	Eco-Design	$36.00	$25.91
Enterprise	IMO2/3	Sep–13	S. Korea	49,453	Eco-Design	$36.00	$26.12
Endurance	IMO2/3	Dec–13	S. Korea	49,466	Eco-Design	$36.00	$26.43
Encounter	IMO2/3	Jan–14	S. Korea	49,494	Eco-Design	$36.00	$26.48
Explorer	IMO2/3	Jan–14	S. Korea	49,478	Eco-Design	$36.00	$26.58
Exporter	IMO2/3	Feb–14	S. Korea	49,466	Eco-Design	$36.00	$26.68
Engineer	IMO2/3	Mar–14	S. Korea	49,420	Eco-Design	$36.00	$26.77
Sealeader	IMO3	Jun–08	Japan	47,451	Eco-Mod	$36.00	$18.90
Sealifter	IMO3	Aug–08	Japan	47,463	Eco-Mod	$36.00	$19.17
Sealancer	IMO3	Jul–08	Japan	47,472	Eco-Mod	$36.00	$19.01
Seafarer	IMO3	Jun–10	Japan	49,999	Eco-Mod	$36.00	$21.62
Dauntless	IMO2	Feb–15	S. Korea	37,764	Eco-Design	$33.00	$25.57
Defender	IMO2	Feb–15	S. Korea	37,791	Eco-Design	$33.00	$25.61
Cherokee	IMO2	Jan–15	Japan	25,215	Eco-Design	$28.50	$21.87
Cheyenne	IMO2	Mar–15	Japan	25,217	Eco-Design	$28.50	$22.11
Chinook	IMO2	Jul–15	Japan	25,217	Eco-Design	$28.50	$22.43
Chippewa	IMO2	Nov–15	Japan	25,217	Eco-Design	$28.50	$22.74
							$622.64

				Cash / Debt / Working Capital / Other Assets			$(328.64)
				Total Asset Value (Assets) (3)			$294.00
				DRV / Share (3)(4)			$8.82

				Ardmore Commercial Management (5)			$20.04
				Total Asset Value (Assets & Commercial Mgt.) (3)(6)			$314.05
				DRV / Share (3)(4)			$9.42

1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at March 31, 2021.
2.

Depreciated Replacement Value ("DRV") is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $300 per tonne which is in line with Ardmore's depreciation policy). The Company's estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company's estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.

Depreciated Asset Value ("DRV") and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.

4.	DRV / Share calculated using 33,335,373 shares outstanding as at March 31, 2021.
5.

Ardmore Commercial Management is management's estimate of the value of Ardmore's commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore's commercial and chartering overhead (as stated in Ardmore's Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.

6.

Total Asset Value does not include valuations of Ardmore's investment in E1 Corp. or its investment in e1 Marine as the transactions have not yet closed.  The transactions are expected to close in the second quarter of 2021.  Upon closing the transactions, Ardmore will invest $11.0 million in E1 Corp. which is based on consideration of $4.0 million in cash and 950,000 shares at an internally estimated NAV of $7.37. e1Marine is a JV with E1 Corp and Maritime Partners, of which ASC owns 33.3%.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization's ("IMO") Marine Environment Protection Committee ("MEPC") adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company's industry. Ardmore's reporting methodology is in line with the framework set out within the IMO's Data Collection System ("DCS") initiated in 2019.

	Three months ended		Twelve months ended
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020

Number of Owned & TC-In Vessels in Operation (at period end)	26	25	26	25
Fleet Average Age	7.7	6.7	7.7	6.7

CO2 Emissions Generated in Metric Tonnes	97,626	96,940	390,407	421,176
Distance Travelled (Miles)	362,846	359,192	1,445,357	1,526,944
Fuel Consumed in Metric Tonnes	30,793	30,583	123,109	134,254

Cargo Heating and Tank Cleaning Fuel Consumption
Fuel Consumed in Metric Tonnes	1,835	1,127	4,704	N/A
% of Total Fuel Consumed	5.96%	3.68%	3.82%	N/A

Annual Efficiency Ratio (AER) for the period (2)
Fleet	6.01g / tm	6.07g / tm	6.03g / tm	6.21g / tm
MR Eco-Design	5.79g / tm	5.51g / tm	5.78g / tm	5.76g / tm
MR Eco-Mod	6.12g / tm	6.56g / tm	6.26g / tm	6.38g / tm
Chemical	7.34g / tm	8.25g / tm	7.22g / tm	8.12g / tm

Energy Efficiency Operational Indicator (EEOI) for the period (3)
Fleet	12.51g / ctm	12.03g / ctm	12.50g / tm	12.34g / ctm
MR Eco-Design	12.39g / ctm	11.15g / ctm	12.37g / tm	11.69g / ctm
MR Eco-Mod	12.67g / ctm	12.28g / ctm	12.89g / tm	12.71g / ctm
Chemical	12.69g / ctm	16.26g / ctm	12.52g / tm	14.43g / ctm

Wind Force (% greater than 4 on BF)	52.00%	42.40%	44.19%	44.76%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

Ardmore is continuing to show improvement on AER, while EEOI has been impacted by reduced tonne-mile. Results can vary quarter to quarter and year to year depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time and time in port. The weather during the first quarter of 2021 was significantly rougher than during the same period last year (based on the Beaufort Scale wind force rating exceeding 4 during the first quarter of 2021), which would negatively affect fuel consumption in that period. The higher levels of fuel consumption for cargo heating and tank cleaning also negatively impacted this recent quarter's numbers.

Ardmore's carbon emissions for the trailing 12-month period ended March 31, 2021 were 390,407 metric tonnes of CO2, a decrease of 7.3% in comparison to the same 12-month period from 2019 to 2020. On an overall fleet basis, the AER for the most recent trailing 12-month period decreased by 2.9% to 6.03 g / tm, from 6.21 g / tm for the 12-month period ended March 31, 2020. The EEOI increased by 1.3% to 12.50 g / ctm, from 12.34 g / ctm for such respective periods, due to reduced tonne-mile, mainly as a result of an increase in shorter duration voyages, drydockings and positioning days. Continued improvements are being achieved through a combination of technological advancements and operational optimization.

[1]

Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore's owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time.  AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometre as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore's initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

[2]

Annual Efficiency Ratio (AER) is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage (DWT). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles.

[3]

Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684

Non-GAAP Measures

This press release describes EBITDA and Adjusted (loss) / earnings, which are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted (loss) / earnings excludes certain items from net (loss) / income, including gain or loss on sale of vessels, write-off of deferred finance fees and unrealized gains (losses) on derivatives because they are considered to be not representative of its operating performance.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA increases the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA and Adjusted (loss) / earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

	Three months ended
Reconciliation of net (loss) / income to EBITDA	March 31, 2021	March 31, 2020
Net (loss) / Income	(8,496,463)	6,518,681
Interest income	(12,594)	(144,202)
Interest expense and finance costs	3,776,427	5,446,621
Income tax	57,841	30,503
Unrealized gains on derivatives	(101,572)	—
Depreciation	7,808,947	7,854,959
Amortization of deferred drydock expenditures	1,482,522	1,285,342
EBITDA	4,515,108	20,991,904

	Three months ended
Reconciliation of net (loss) / income to Adjusted (loss) / earnings	March 31, 2021	March 31, 2020
Net (loss) / Income	(8,496,463)	6,518,681
Write-off of deferred finance fees	16,660	—
Unrealized gains on derivatives	(101,572)	—
Adjusted (loss)/ earnings	(8,581,375)	6,518,681

Adjusted (loss) / earnings per share, basic	(0.26)	0.20
Adjusted (loss) / earnings per share, diluted	(0.26)	0.20

Weighted average number of shares outstanding, basic	33,286,809	33,196,917
Weighted average number of shares outstanding, diluted	33,286,809	33,317,114

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, the following statements:future operating or financial results; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future growth rates; the effect of the COVID-19 pandemic on the Company's business, financial condition and the results of operation; the Company's expectations regarding the timing and impact of economic recovery from the pandemic; expected employment of the Company's vessels during the second quarter of 2021; expected drydocking days in the second quarter of 2021; implementation of the Company's Energy Transition Plan; management's estimates of the Depreciated Replacement Value (DRV) of its vessels and of the value of the Company's commercial management and pooling business; trends in the Company's performance as measured by energy efficiency and emission-reduction metrics; the impact of energy transition on the Company and the markets in which the Company operates; expected continuation of refinement by the shipping industry of performance measures for emissions and efficiency; the proposed joint venture and investment transactions involving Element 1 and/or Maritime Partners, the expected terms and closings thereof. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the amount of the world tanker fleet used for storage purposes; current expected spot rates compared with current and expected charter rates; the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; the effect of the COVID-19 pandemic on, among others, oil demand, the Company's business, financial condition and results of operation, including its liquidity; fluctuations in oil prices; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company's ability to charter vessels for all remaining revenue days during the second quarter of 2021 in the spot market; vessels breakdowns and instances of off-hire; the non-binding nature of the letter of intent relating to the proposed transactions with Element 1 and/or Maritime Partners and the need to negotiate and execute definitive agreements for such transactions and to satisfy related closing conditions; actual performance of Element 1's technology and systems, particularly in the marine environment; the level and timing of adoption of the technology by participants in the marine industry; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20–F for the year ended December 31, 2020, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com